

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.016/2010

February 18, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL



Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Feb 18, 10

Summary Statement of Assets and Liabilities [1/]

As of 31 January 2010

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Assets	Baht	Liabilities	Baht
Cash	23,930,798,030.15	Deposits	983,485,492,465.36
Interbank and money market items	144,068,378,111.98	Interbank and money market items	121,288,235,812.53
Investments, net	225,460,267,692.89	Liabilities payable on demand	10,691,194,545.52
(with obligations Baht 95,856,361,212.76)		Borrowings	86,309,606,446.96
Credit advances (net of allowance for doubtful accounts)	891,294,285,415.03	Financial institution's liabilities under acceptances	492,252,488.00
Accrued interest receivables	1,129,606,443.34	Other liabilities	49,372,926,621.26
Properties foreclosed, net	11,886,025,908.74	Total liabilities	1,251,639,708,379.65
Customers' liabilities under acceptances	492,252,488.00		
Premises and equipment, net	32,724,748,686.48		
Other assets, net	44,416,145,105.49	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	20,800,450,737.35
		Total shareholders' equity	123,762,799,502.45
Total Assets	1,375,402,507,882.10	Total Liabilities and Shareholders' Equity	1,375,402,507,882.10
Customers' liabilities under unmatured bills	7,450,105,175.86	Financial institution's liabilities under unmatured bills	7,450,105,175.86
Total	1,382,852,613,057.96	Total	1,382,852,613,057.96

	Baht
Non-Performing Loans 2/(net) as of 31 December 2009 (Quarterly)	17,145,301,072.87
(1.77 *percents of total loans after allowance for doubtful accounts of Non-Performing Loans*)	
Required provisioning for loan loss, as of 31 December 2009 (Quarterly)	24,792,188,366.99
Actual provisioning for loan loss, as of 31 December 2009 (Quarterly)	33,225,754,859.67
Loans to related parties	50,545,992,925.87
Loans to related asset management companies	Nil
Loans to related parties due to debt *restructuring*	1,581,698,584.56
Borrowings as part of subordinated *debentures cum preferred shares to be* included in the Tier 1 Capital, permitted by the Bank of *Thailand*	Nil
Regulatory capital	152,484,145,546.60
Changes in assets and liabilities this quarter as of 31 January 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section........	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,921,679,570.91
Letters of credit	20,851,201,387.84

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 December 2009 (Quarterly) 35,071,541,263.74

(3.56 *percents of total loans before allowance for doubtful accounts of Non-Performing Loans*)

Disclosure of capital maintenance information under *the Notification of the Bank of Thailand*

Re: Public Disclosure of Capital Maintenance for *Commercial Banks*

Location of disclosure	1. Website of the Bank under Investor Relations *section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx*
	2. Management Discussion and Analysis (MD&A)
Date of disclosure	27 August 2009
Information as of	30 June 2009